                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

|X|  Annual report pursuant to Section 15(d) of the Securities Exchange
     Act of 1934

For the fiscal year ended December 31, 1999     Commission file number  ________


                   BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
                         401(k) RETIREMENT SAVINGS PLAN
             ------------------------------------------------------
                            (FULL TITLE OF THE PLAN)


                        Burnham Pacific Properties, Inc.
          (Name of issuer of the securities held pursuant to the plan)
            110 West A Street Suite 900, San Diego, California 92101
                    (address of principal executive offices)
                                 (619) 652-4700
                                 (Telephone No.)

                             REQUIRED INFORMATION

Financial statements and exhibit

         (a) Financial Statements

             These documents are listed in the index to the Financial
             Statements

         (b) Exhibit

             23.1       Independent Auditors' Consent

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          BURNHAM PACIFIC
                                          OPERATING PARTNERSHIP, L.P.
                                          401(k) RETIREMENT SAVINGS PLAN

                                                 By:  Burnham Pacific Operating
                                                      Partnership, L.P.

                                                 By:  Burnham Pacific
                                                      Properties, Inc.,
                                                      General Partner



Date:    June 27, 2000             By:  /s/ J. David Martin
     -----------------------            ----------------------------------------
                                        J. David Martin, Chief Executive Officer


Date:    June 27, 2000             By:  /s/ Daniel B. Platt
     -----------------------            ----------------------------------------
                                        Daniel B. Platt, Chief Financial Officer

                            BURNHAM PACIFIC OPERATING
                                PARTNERSHIP, L.P.
                         401(k) RETIREMENT SAVINGS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                        AND INDEPENDENT AUDITORS' REPORT

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                          Page
INDEPENDENT AUDITORS' REPORT                                                                1

FINANCIAL STATEMENTS:

         Statements of Assets Available for Benefits as of
            December 31, 1999 and 1998                                                      2

         Statements of Changes in Assets Available for Benefits for the
            Years Ended December 31, 1999 and 1998                                          3

         Notes to Financial Statements                                                    4-9

SUPPLEMENTAL SCHEDULE:

         Schedule of Assets Held for Investment Purposes as of
            December 31, 1999                                                              10

NOTE: All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
         Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT


Burnham Pacific Operating Partnership, L.P.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for the benefits of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.


/s/ Deloitte & Touche LLP
San Diego, CA

June 14, 2000

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                     1999           1998
                                                                                     ----           ----
ASSETS

Investments                                                                       $2,241,751     $1,470,871

Receivables:
   Employer contributions                                                              5,021          2,937
   Participant contributions                                                          16,254          7,758
   Investment income receivable                                                       11,297          7,969
                                                                                  ----------     ----------

           Total receivables                                                          32,572         18,664
                                                                                  ----------     ----------


Assets available for benefits                                                     $2,274,323     $1,489,535
                                                                                  ==========     ==========


See notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                  1999                1998
                                                                                  ----                ----
ADDITIONS:
  Contributions:
     Participant                                                                $  538,345          $  266,988
     Employer                                                                      120,411              71,900
                                                                                ----------          ----------

         Total contributions                                                       658,756             338,888
                                                                                ----------          ----------

   Investment income:
      Net appreciation in fair value of investments                                152,824              66,410
      Dividends and interest                                                       133,068              75,105
                                                                                ----------          ----------

         Total investment income                                                   285,892             141,515
                                                                                ----------          ----------

         Total additions                                                           944,648             480,403
                                                                                ----------          ----------

DEDUCTIONS:
   Benefits paid to participants                                                  (159,860)            (25,733)
                                                                                ----------          ----------

NET INCREASE                                                                       784,788             454,670
                                                                                ----------          ----------

ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                             1,489,535           1,034,865
                                                                                ----------          ----------

   End of year                                                                  $2,274,323          $1,489,535
                                                                                ==========          ==========


See notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following description of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan covering all full-time employees of Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"). The Plan provides participants with salary deferral options pursuant to Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is administered by the Operating Partnership. Plan assets are held by Wells Fargo Bank, N.A. (the "Trustee"). The Plan is subject to the provisions of the Employer Retirement Income Security Act ("ERISA") and the rules and regulations of the Securities and Exchange Commission.

     ELIGIBILITY - The Plan was amended effective July 1, 1999 to change the eligibility requirements. Prior to the amendment, employees who had completed six months of service were eligible to join the Plan and participants could join on January 1 or July 1. The amended Plan allows full-time employees who have completed three months of service and are 21 years of age to join the Plan. Participants may join on January 1, April 1, July 1, or October 1.

     CONTRIBUTIONS - Active participants may contribute up to 15% of pre-tax, eligible compensation as defined in the Plan, subject to limitations imposed by the Code. The Operating Partnership matches 50% of pre-tax contributions made by active participants who are officers, and 75% of the contributions made by active participants who are non-officers of the Operating Partnership, up to 4% of the participant's pre-tax eligible compensation. In addition to the matching contribution, the Operating Partnership may make a discretionary contribution to the Plan out of its current earnings. During the fiscal years ended December 31, 1999 and 1998, there were no discretionary contributions made to the Plan.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the employer's contribution and an allocated share of the Plan's earnings. Allocations of earnings are made by the Trustee in a non-discriminatory manner and are based on each participant's investment selection and account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in employer matching and discretionary contributions plus actual earnings thereon at 20% after one year of full-time service and 20% for each additional year of service. A participant is normally 100% vested after five years of credited service. In addition, a participant is 100% vested upon termination of employment after attaining normal retirement age and upon death or disability while employed by the Operating Partnership.

     INVESTMENT OPTIONS - A participant may direct contributions in any of the following investment options offered by the Trustee:

         WELLS FARGO CASH INVESTMENT FUND - Invests in high-quality money market instruments.

         PIMCO TOTAL RETURN FUND II - Invests primarily in investment-grade, fixed income securities with an average duration between three and six years.

         COLUMBIA BALANCED FUND - Invests primarily in common stocks and investment-grade fixed income securities.

         WELLS FARGO S&P 500 STOCK FUND - Invests in the S&P 500 Stock Index stocks in substantially the same percentages as the S&P 500 Index.

         JANUS FUND - Invests primarily in common stock of companies of any size.

     Plan participants may also elect to invest in the common stock of Burnham Pacific Properties, Inc. ("Burnham Pacific") which is readily tradable on the New York Stock Exchange. Employee contributions designated to be invested in Burnham Pacific common stock are held in the Burnham Pacific Liquidity Fund until the last day of each quarter when the Trustee has been instructed to purchase the Burnham Pacific common stock. Funds held in the Burnham Pacific Liquidity Fund are invested in high-quality money market investments. Effective December 1, 1999, the Trustee can invest in Burnham Pacific common stock upon receipt of the funds designated for such investment.

     PARTICIPANT LOANS - Participants may borrow from their accounts at a minimum of $1,000 up to $50,000 but not to exceed 50% of the vested account balance. Loan repayment terms cannot exceed five years unless the proceeds are used to construct or purchase the participant's primary residence. Loans are secured by the participant's account balance and bear interest at the prime interest rate as of the date of the loan application. Principal and interest is repaid ratably through payroll deductions. During the fiscal year ended December 31, 1999 and 1998, interest rates on outstanding loans ranged from 7.75% to 9.75% and 8.25% to 9.75%, respectively.

     PAYMENT OF BENEFITS - Participants are entitled to a distribution of their vested benefits in the event of retirement, death, disability, termination of employment or termination of the Plan. Participants may elect to receive benefit payments in a single lump sum, in monthly installments over a specified period of time, or in the form of an annuity. Effective July 1, 1998, the Plan was amended to allow participants to request a distribution in the form of full shares of Burnham Pacific stock to the extent of the stock included in the participant's account balance.

     FORFEITURES - The non-vested balance of a terminated participant's account is forfeited when a distribution of vested benefits is made. Related forfeitures are used to reduce employer contributions unless the Operating Partnership directs the Trustee to use all or a portion of the total forfeitures to pay for Plan expenses. During 1999 and 1998, employer contributions were reduced by $8,867 and $0, respectively, from forfeited nonvested accounts. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $17,687 and $8,867, respectively.

     PLAN EXPENSES - Administrative expenses, investment management fees and trustee fees are paid by the Operating Partnership unless specified to be paid by the Plan as described above. Under this arrangement, total fees paid by the Operating Partnership to the Trustee were $5,103 and $4,686 for the years ended December 31, 1999 and 1998, respectively.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Operating Partnership has the right to discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

     INCOME TAX STATUS - The Internal Revenue Service issued a determination letter dated January 7, 1993, stating that the Plan, as then designed, was in compliance with the applicable requirements of the Code and was exempt from Federal income taxes. The Plan has been amended since receipt of the letter; however, the Operating Partnership believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The financial statements of the Plan are presented on the accrual basis of accounting.

     ACCOUNTING ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

     PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments in corporate equity securities and mutual funds are stated at fair value based on quoted market prices. The investment in the common collective fund is stated at the fair value, based on quoted market prices, of the underlying investments.

3.   INVESTMENTS

     The following table summarizes the Plan's investments at December 31, 1999 and 1998. Investments which represent 5% or more of the Plan's assets are separately identified.


                                                                           1999                 1998
                                                                           ----                 ----
       Investments at fair value:
          Cash and cash equivalents:
             Wells Fargo Cash Investment Fund                           $  228,131           $        -
             Stagecoach Prime Money Market Fund                                  -              163,064
             Burnham Pacific Liquidity Fund                                      -               17,321
                                                                        ----------           ----------

                Total Cash and Cash Equivalents                            228,131              180,385

          Corporate Equity Securities:
             Burnham Pacific Properties, Inc. Common Stock                 317,968              326,500

          Common Collective Fund:
             Wells Fargo S&P 500 Stock Fund                                514,764              322,832

          Mutual Funds:
             Columbia Balanced Fund                                        305,762              212,236
             Janus Fund                                                    773,307              349,242
             PIMCO Total Return Fund II                                     74,377               53,358
                                                                        ----------           ----------

                Total Mutual Funds                                       1,153,446              614,836

          Participant Loans                                                 27,442               26,318
                                                                        ----------           ----------

       Total Investments                                                $2,241,751           $1,470,871
                                                                        ==========           ==========


     During the years ended December 31, 1999 and 1998, the Plan's investments appreciated by a net amount of $152,824 and $66,410, respectively. This appreciation in fair value of the Plan's investments is comprised of the following:


                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                            1999                   1998
                                                                            ----                   ----
       APPRECIATION (DECREASE) IN FAIR VALUE OF:
       Mutual Funds                                                       $148,847              $87,647
       Common Collective Fund                                               78,889               62,610
       Corporate Equity Securities                                         (74,912)             (83,847)
                                                                          --------              -------

       Net Appreciation                                                   $152,824              $66,410
                                                                          ========              =======


4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:


                                                                                         DECEMBER 31,
                                                                                  1999                  1998
                                                                                  ----                  ----
        Assets available for benefits per the
           financial statements                                               $2,274,323             $1,489,535
        Less:  participant contributions receivable                              (16,254)                (7,758)
               employer contributions receivable                                  (5,021)                (2,937)
               investment income receivable                                      (11,297)                (7,969)
                                                                              ----------             ----------

        Assets available for benefits per the Form 5500                       $2,241,751             $1,470,871
                                                                              ==========             ==========


     The following is a reconciliation of participant and employer contributions per the financial statements to the Form 5500 for the years ended December 31, 1999 and 1998:


                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                  1999                    1998
                                                                                  ----                    ----
        Participant contributions per the financial statements                 $ 538,345                $266,988
        Less:  participant contributions receivable at
               end of year                                                       (16,254)                 (7,758)
        Plus:  participant contributions receivable at
               beginning of year                                                   7,758                  10,467
        Less:  rollover contributions per the Form 5500                         (130,069)                (61,900)
                                                                               ---------                --------

        Participant contributions per the Form 5500                            $ 399,780                $207,797
                                                                               =========                ========


        Employer contributions per the financial statements                    $ 120,411                $ 71,900
        Less:  employer contributions receivable at
               end of year                                                        (5,021)                 (2,937)
        Plus:  employer contributions receivable at
               beginning of year                                                   2,937                   3,845
                                                                               ---------                --------

        Employer contributions per the Form 5500                               $ 118,327                $ 72,808
                                                                               =========                ========


     The following is a reconciliation of earnings from investments per the financial statements to the Form 5500 for the years ended December 31, 1999 and 1998:


                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                  1999                    1998
                                                                                  ----                    ----
        Dividends and interest per the financial statements                    $ 133,068                $ 75,105

        Less:  investment income receivable at end of year                       (11,297)                 (7,969)
        Plus:  investment income receivable at
               beginning of year                                                   7,969                       -
                                                                               ---------                --------

        Earnings from investments per the Form 5500                            $ 129,740                $ 67,136
                                                                               =========                ========


5.   SUBSEQUENT EVENT

     On March 1, 2000, a number of the Operating Partnership's employees were transferred to BPP Services, Inc. At that time, BPP Services, Inc. was added to the Plan and the same benefits are available to employees of both the Operating Partnership and BPP Services, Inc.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------


       IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT                  FAIR VALUE
       -----------------                       -------------------------                  ----------
Wells Fargo Cash Investment Fund               Cash and Cash Equivalent                   $  228,131
*Burnham Pacific Properties, Inc.              Corporate Equity Securities
     Common Stock                                                                            317,968
*Wells Fargo S&P 500 Stock Fund                Common Collective Fund                        514,764
Columbia Balanced Fund                         Mutual Fund                                   305,762
Janus Fund                                     Mutual Fund                                   773,307
PIMCO Total Return Fund II                     Mutual Fund                                    74,377
Participant Loans                              Loans-interest rates
                                                 between 7.75% and 9.75%,
                                                 maturities through April
                                                 2004                                         27,442
                                                                                          ----------

                                                                                          $2,241,751
                                                                                          ==========


*Party-in-interest